Exhibit 99.20

PROTECH HOME MEDICAL REPORTS SOLID Q1 2020 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 11% AND ADJUSTED EBITDA GROWTH OF 18%

Cincinnati, Ohio – February 26, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., today announced its first quarter fiscal 2020 financial results and operational highlights. These results pertain to the three month period ended December 31, 2019.

Protech will host its Quarterly Earnings Conference Call on Wednesday, February 26, 2020 at 10:00 a.m. (EST). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340.

Financial highlights for the first fiscal quarter ended December 31, 2019:

▪	Revenue for Q1 2020 was $22.8 million compared to $20.5 million for Q1 2019, representing an 11% increase in revenue year-over-year.

▪	Gross margin in Q1 2020 was 74%, up from 70% in Q1 2019 as a result of ongoing margin enhancement efforts including patient intake and distribution optimization.

▪	Adjusted EBITDA for the Q1 2020 was $4.4 million (19.4% margin), compared to Adjusted EBITDA for Q1 2019 of $3.7 million (18.2% margin), representing an 18% increase year-over-year.

▪	Cash flow from continuing operations was $4.4 million in Q1 2020 compared to $2.5 million in Q1 2019, an increase of 80%.

▪	The Company reported $8.4 million of cash on hand as at December 31, 2019 compared to $6.2 million at December 31, 2018.

Operational highlights for the three months ended December 31, 2019:

▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 13,439 for the three months ended December 31, 2019, compared to 11,279 for the same period ended December 31, 2018, an increase of 19%.

▪	Compared to Q1 2019, resupply revenue increased by 24%, set-up/deliveries increased by 19%

▪	The Company’s customer base increased 25% year over year from 31,199 unique patients served in Q1 2019 to 39,070 unique patients in Q1 2020.

▪	Compared to 50,943 unique set-ups/deliveries in Q1 2019, the Company completed 62,999 unique set-ups/deliveries in Q1 2020, an increase of 24%.

▪	The Company continues to expand its sales reach across ten U.S. states by the addition of experienced sales personnel.

“I am very pleased with our first quarter fiscal 2020 financial results,” said CEO and Chairman Greg Crawford. “For eight consecutive quarters, we have demonstrated consistent and growing revenue, both organically and further enhanced by acquisitions. Over the last six quarters, our Adjusted EBITDA margins have been growing demonstrably and have been consistently above 18%. We at Protech are very excited and enthusiastic about 2020, as we believe we will hit the $100 million revenue run rate during the year. With an extremely healthy balance sheet our focus for 2020 is to seek larger, more transformative acquisitions. Once again, I’d like to thank the entire Protech team for their tireless efforts and stakeholders for all of their continued support”.

Chief Financial Officer Hardik Mehta added, “We are extremely pleased that our Adjusted EBITDA margin remains strong and we are growing across the company. This continues the trend in demonstrating year-over-year operational improvements and revenue growth at a rate estimated to be in excess of the industry growth rate. Our acquisition pipeline remains strong and our focus is on highly accretive acquisitions posting current annual revenue in the $6M to $20M range”.

The financial statements of the Company for the three months ended December 31, 2019 and 2018 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including the Company expecting to exceed $100 million in annualized revenue at some point in fiscal 2020, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; and the Company maintaining its selling, general and administrative expenses. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three Months Ended Dec 31, 2019	Three Months Ended Dec 31, 2018
Net income (loss) from continuing operations	$(1,758)	$(386)
Add back:
Depreciation and amortization	4,790	3,318
Interest expense (net of interest income)	604	396
Change in fair value of debentures and derivatives	735	(68)
Provision for income taxes	-	(58)
EBITDA	$4,371	$3,202
Stock-based compensation	42	530
Adjusted EBITDA	$4,413	$3,732
% of Net Revenue	19.4%	18.2%

Management uses this non-IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non-IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non-IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non-IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca